EXHIBIT 99.8

Press Release

Total announces the distribution of its second 2018 interim dividend

Paris, December 12, 2018 - The Board of Directors met on December 12, 2018 and declared the distribution of a second interim dividend for the 2018 fiscal year of €0.64 per share, in accordance with the Board’s decision of July 25, 2018, an amount equal to the first 2018 interim dividend and an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. The Board of Directors also decided to offer, under the conditions of the fourth resolution of the Combined Shareholders’ Meeting of June 1, 2018, the option for shareholders, including holders of its American Depositary Shares listed on the New York Stock Exchange (ADS), to receive this second interim dividend either in cash or in new shares of the Company.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back these newly issued shares with the intention to cancel them.

The share price for the new shares to be issued as payment of the second 2018 interim dividend is set by the Board of Directors at €48.27. This price is equal to the average Euronext Paris opening prices of the shares for the twenty trading days preceding the meeting of the Board of Directors on December 12, 2018, reduced by the net amount of the interim dividend, without any discount, rounded up to the nearest cent. Shares issued accordingly will carry immediate dividend rights and an application to trading on Euronext Paris will be made.

Shareholders and holders of ADS will receive this second interim dividend, and will have the option to receive a payment either in cash or in new shares by instructing their financial advisors, as per the following timetable:

	Shareholders	ADS holders
Ex-dividend date	December 18, 2018	December 14, 2018
Period to opt in for the payment in new shares	December 18, 2018 to January 2, 2019 (inclusive)	December 18 to December 27, 2018 (inclusive)
Payment in cash (opt out)	January 10, 2019	January 17, 2019
Delivery of the new shares issued in lieu of cash (opt in)	January 10, 2019	January 17, 2019

If the amount of the second interim dividend for the 2018 fiscal year for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, by paying a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This news release is provided for information purposes only and does not constitute an offer to purchase securities. This news release and any other document relating to payment of dividends in shares may only be published outside of France in conformity with applicable local laws and regulations and shall not constitute an offer for securities in jurisdictions where such an offer would violate applicable local law. The option to receive the second interim dividend for the 2018 fiscal year in shares is not open to shareholders residing in any jurisdiction where such option would give rise to a registration requirement or require the granting of any authorization from local securities regulators; shareholders residing outside of France are required to inform themselves of any restrictions which may apply under their local law and comply with such restrictions. Shareholders must inform themselves of the conditions and consequences of the exercise of such option, which may be applicable under local law. In making their decision to receive the dividend in shares, shareholders must consider the risks associated with an investment in shares.